Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:  Aquesta Financial Holdings, Inc.

Commission File No.: 021-332535

Date: July 20, 2021

2 Q21 Investor Presentation July 20, 2021

Important Information For Stockholders and Investors This presentation contains information related to a proposed mergers of United Community Banks, Inc ..(" with Aquesta Financial Holdings, Inc Aquesta and Reliant Bancorp, Inc ..(" In connection with the proposed mergers, United intends to file with the Securities and Exchange Commission (" registration statements on Form S 4 that will include proxy statements of Aquesta and Reliant to be sent to Aquesta's and Reliant's stockholders, respectively, seeking their approval of the respective mergers Each of the registration statements also will contain a prospectus of United to register the shares of United common stock to be issued in connection with the mergers A definitive proxy statement/prospectus will also be provided to Aquesta's and Reliant's stockholders as required by applicable law INVESTORS AND STOCKHOLDERS OF AQUESTA AND RELIANT ARE ENCOURAGED TO READ THE APPLICABLE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE A PART OF THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNITED, AQUESTA, RELIANT AND THE PROPOSED TRANSACTIONS The registration statement and other documents filed with the SEC may be obtained for free at the SEC's website (www sec gov) You will also be able to obtain these documents, free of charge, from United at the "Investor Relations” section of United's website at www UCBI com from Aquesta at the "Investor Relations” section of Aquesta's website at www aquesta com or from Reliant at the " section of Reliant's website at www reliantbank com Copies of the definitive proxy statement/prospectus will also be made available, free of charge, by contacting United Community Banks, Inc P O Box 398 Blairsville, GA 30514 Attn Jefferson Harralson, Telephone 864 240 6208 Aquesta Financial Holdings, Inc 19510 Jetton Road, Cornelius, North Carolina 28031 Attn Kristin Couch, Telephone 704 439 4325 Reliant Bancorp, Inc 1736 Carothers Parkway Suite 100 Brentwood, TN 37027 Attn Jerry Cooksey, Telephone 615 221 2020 This communication does not constitute an offer to sell, the solicitation of an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction This communication is also not a solicitation of any vote or approval with respect to the proposed transactions or otherwise PARTICIPANTS IN THE TRANSACTIONS United, Aquesta and Reliant and certain of their respective directors and executive officers, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies from Aquesta's or Reliant's stockholders in favor of the approval of the respective mergers Information about the directors and officers of United and their ownership of United common stock can also be found in United's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on March 30 2021 and other documents subsequently filed by United with the SEC Information about the directors and executive officers of Aquesta and their ownership of Aquesta's capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available Information about the directors and executive officers of Reliant and their ownership of Reliant capital stock, as well as information regarding the interests of other persons who may be deemed participants in the transaction, may be found in Reliant's definitive proxy statement in connection with its 2021 annual meeting of shareholders, as filed with the SEC on April 8 2021 and other documents subsequently filed by Reliant with the SEC Free copies of these document may be obtained as described above 2

Disclosures CAUTIONARY STATEMENT This communication contains "forward looking statements” within the meaning of Section 27 A of the Securities Act of 1933 as amended, and Section 21 E of the Securities Exchange Act of 1934 as amended In general, forward looking statements usually may be identified through use of words such as " may,”" " expect,”" anticipate,”" intend,”" will,”" should,”" plan,”" estimate,”" predict,”" and " or the negative of these terms or other comparable terminology, and include statements related to the expected timing of the closing of the mergers with Aquesta and Reliant (collectively the " the expected returns and other benefits of the mergers to stockholders, expected improvement in operating efficiency resulting from the mergers, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the mergers on United's capital ratios Forward looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance Actual results may prove to be materially different from the results expressed or implied by the forward looking statements Forward looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements Factors that could cause or contribute to such differences include, but are not limited to 1 the risk that the cost savings from the mergers may not be realized or take longer than anticipated to be realized, 2 disruption from the mergers with customer, supplier, employee or other business partner relationships, 3 the occurrence of any event, change or other circumstances that could give rise to the termination of either of the merger agreements, 4 the failure to obtain the necessary approval by the stockholders of Aquesta and/or Reliant, 5 the possibility that the costs, fees, expenses and charges related to the mergers may be greater than anticipated, 6 the ability by United to obtain required governmental approvals of the mergers, 7 reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to the mergers, 8 the failure of the closing conditions in the agreements related to the mergers to be satisfied, or any unexpected delay in closing the mergers, 9 the risks relating to the integration of either Aquesta's or Reliant's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, 10 the risk of potential litigation or regulatory action related to the mergers, 11 the risks associated with United's pursuit of future acquisitions, 12 the risk of expansion into new geographic or product markets, 13 the dilution caused by United's issuance of additional shares of its common stock in the mergers, and 14 general competitive, economic, political and market conditions Further information regarding additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward Looking Statements” and "Risk Factors” in United's Annual Report on Form 10 K for the year ended December 31 2020 and other documents subsequently filed by United with the SEC Many of these factors are beyond United's, Aquesta's and Reliant's ability to control or predict If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward looking statements Accordingly, stockholders and investors should not place undue reliance on any such forward looking statements Any forward looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United, Aquesta or Reliant United qualifies all forward looking statements by these cautionary statements

Disclosures NON GAAP MEASURES This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles (" This financial information includes certain operating performance measures, which exclude merger related and other charges that are not considered part of recurring operations Such measures include ::"Earnings per share operating,”operating,”"Diluted earnings per share operating,”operating,”"Tangible book value per share,”share,”"Return on common equity operating,”operating,”"Return on tangible common equity operating,”operating,”"Return on assets operating ,”,”"Return on assets pre tax pre provision, excluding merger related and other charges,” Efficiency ratio operating,”operating,”"Expenses operating,” and "Tangible common equity to tangible assets Management has included these non GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about our operations and performance Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non GAAP measures that may be presented by other companies To the extent applicable, reconciliations of these non GAAP measures to the most directly comparable GAAP measures can be found in the ‘Non GAAP Reconciliation Tables' included in the exhibits to this Presentation 4

United Community Banks, Inc.

Committed to Service Since 1950


Regional Full Service Branch Network
National Navitas and SBA Markets
Banking Offices

Premier Southeast Regional Bank

- ✓ Metro-focused branch network with locations in the fastest growing MSAs in the Southeast
- ✓ 153 branches, 9 LPOs, and 4 mortgage loan offices across six Southeast states
- ✓ Top 10 market share in GA and SC
- ✓ Proven ability to integrate bank transactions – 8 transactions completed over the past 10 years
- ✓ Closed the FinTrust acquisition July 6, adding $2.1 billion in AUA with locations in Greenville, Anderson, Athens and Macon

Extended Navitas and SBA Markets

- ✓ Offered in 48 states across the continental U.S.
- ✓ SBA business has both in-footprint and national business (4 specific verticals)
- ✓ Navitas subsidiary is a small ticket, essential use commercial equipment finance provider

Note: See glossary located at the end of this presentation for reference on certain acronyms
***Pro forma for FinTrust close on July 6, 2021**

Company Overview

$18.9
BILLION IN TOTAL ASSETS

$4.5*
BILLION IN AUA

13.4%
TIER 1 RBC

$0.19
QUARTERLY DIVIDEND – UP 6% YOY

162
BANKING OFFICES ACROSS THE SOUTHEAST

#1 IN CUSTOMER SATISFACTION
in 2021 with Retail Banking in the Southeast – J.D. Power

$11.4
BILLION IN TOTAL LOANS

$16.3
BILLION IN TOTAL DEPOSITS

100 BEST BANKS IN AMERICA
in 2021 for the eighth consecutive year - Forbes

#2 Highest Net Promoter Score
among all banks nationwide – J.D. Power

2020 TOP WORKPLACES
in S.C. & Atlanta – Greenville Business Magazine & Atlanta Journal Constitution

BEST BANKS TO WORK FOR
in 2020 for the fourth consecutive year – American Banker

5

$21.22 $22.15 $22.81 $16.95 $17.83 $18.49 2Q20 1Q21 2Q21 Book Value Per Share GAAP Tangible $0.78 Diluted earnings per share GAAP $0.79 Diluted earnings per share operating 1.46% Return on average assets GAAP 1.48% Return on average assets operating 1.67% PTPP return on average assets operating 0.09% Cost of deposits 38% DDA / Total Deposits 14.1% Return on common equity GAAP 17.8% Return on tangible common equity operating 70% Loan to Deposit ratio Other 2Q notable items: $11.0 mm of PPP fee income ($0.10 $13.6 mm provision release due to improved economic forecast ($0.12 2 Q21 Highlights (1) See non GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance $0.32 $0.82 $0.78 $0.32 $0.83 $0.79 2Q20 1Q21 2Q21 Diluted Earnings Per Share GAAP Operating (1) 0.71% 1.62% 1.46% 0 1.65% 1.48% 2Q20 1Q21 2Q21 Return on Average Assets GAAP Operating 1.86% 1.80% 1.64% 1.87% 1.83% 1.67% 2Q20 1Q21 2Q21 PTPP Return on Average Assets PTPP Operating PTPP (1) (1) (1) 6 (1) (1) (1) 5% Annualized 2Q EOP core loan growth (excluding PPP loans) 14% Annualized 2Q EOP core transaction deposit growth

0.91% 0.98% 1.06% 1.09% 1.40% 1.51% 1.07% 1.65% 1.48% 2014 2015 2016 2017 2018 2019 2020 1Q21 2Q21 ROA operating UCBI KRX Long Term Financial Performance & Shareholder Return 7 (1) See non GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance (1) 9.32% 10.24% 11.86% 12.02% 15.69% 15.81% 12.24% 19.68% 17.81% 2014 2015 2016 2017 2018 2019 2020 1Q21 2Q21 ROTCE operating UCBI KRX (1) $347 $272 $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 2011 2013 2014 2015 2016 2017 2018 2019 2020 2021 Total Shareholder Return $ UCBI Outperformance Performance for the period ended June 30, 2021 United Community Banks, Inc. KBW Nasdaq Regional Bank Index (KRX) 1 YEAR 64% 69% 3 YEAR 13% 14% 5 YEAR 96% 67% 10 YEAR 247% 172%

UCBI Focused on High-Growth MSAs in Southeast

Located in Most of the Top 20 Markets in the Region

High-Growth MSAs in the Southeast

Fastest Growing Southeast MSAs [1]	'21 – '26 Proj. Pop. Growth %	'21 Population	'26 Proj. Median Household
1. Myrtle Beach, SC	8.49	518,050	$62,042
2. Cape Coral, FL	7.42	785,277	$68,827
3. Raleigh, NC	7.30	1,420,576	$91,380
4. Charleston, SC	7.30	823,428	$78,951
5. Orlando, FL	7.09	2,685,903	$72,412
6. Lakeland, FL	6.98	738,482	$62,730
7. Naples, FL	6.96	393,750	$84,332
8. Spartanburg, SC	6.81	327,475	$66,443
9. Sarasota, FL	6.79	855,242	$73,471
10. Charlotte, NC	6.61	2,696,789	$77,692
11. Wilmington, NC	6.57	304,661	$60,070
12. Jacksonville, FL	6.17	1,602,120	$73,563
13. Port St. Lucie, FL	6.10	495,076	$68,635
14. Greenville, SC	6.08	937,813	$68,413
15. Tampa, FL	6.06	3,257,479	$67,300
16. Durham-Chapel Hill, NC	5.93	655,218	$74,713
17. Nashville, TN	5.91	1,980,990	$80,404
18. Fayetteville, AR	5.88	550,113	$71,570
19. Daytona Beach, FL	5.81	678,826	$65,579
20. Atlanta, GA	5.73	6,137,994	$85,730

United MSA Presence

Pending acquisitions

Projected Population Growth (2)
2021 – 2026 (%)


5.7%
2.9%
United Community Bank
National Avg.

Projected Household Income Growth (2)
2021 – 2026 (%)


11.4%
9.0%
United Community Bank
National Avg.

Median Household Income (2)
($ in thousands)


$62.1
$67.8
United Community Bank
National Avg.

(1) Includes MSAs with a population of greater than 300,000
(2) Data by MSA shown on a weighted average basis by deposits

8

Increasing Liquidity Trend Loans and Deposits 9 9 $ in billions $10.1 $11.8 $11.4 $11.7 $11.4 $12.7 $14.6 $15.2 $16.0 $16.3 80% 81% 75% 73% 70% 65% 70% 75% 80% 85% 90% 95% 100% $- $2.0 $4.0 $6.0 $8.0 $10.0 $12.0 $14.0 $16.0 2Q20 3Q20 4Q20 1Q21 2Q21 Loans Deposits Loans / Deposits % Note: Core loan growth excludes PPP loans and adjusts for the Three Shores acquisition that closed July 1, 2020 2Q20 3Q20 4Q20 1Q21 2Q21 Annualized Core Loan Growth % 5% 8% 8% 3% 5% Annualized Deposit Growth % 60% 60% 17% 20% 8% Deposit Cost % 0.37% 0.25% 0.17% 0.14% 0.09%

43% 8% 22% 1% 13% 6% 3% 4% Residential Mortgage Diversified Loan Portfolio 2 Q21 Total Loans $11.4 billion Note: C&I includes commercial and industrial loans, owner occupied CRE loans and Navitas (equipment finance) loans 10 Quarter Highlights „Ï Loans, excluding PPP, increased $123 million, or 5% annualized „Ï Sold $18.9 million of Navitas loans „Ï Sold $26.7 million of SBA loans Granular Loan Portfolio „Ï Construction & CRE ratio as a percentage of total RBC = 64%/195% „Ï Top 25 relationships total $637 million, or 6% of total loans „Ï SNC¡s outstanding of $229 million, or 2% of total loans „Ï Navitas 9% of total loans „Ï Project lending limit of $20 million „Ï Relationship lending limit of $35 million 10 C&I Commercial Construction CRE Other Consumer PPP Home Equity Residential Construction

38% 22% 24% 7% 9% DDA MMDA Savings Time NOW Valuable Deposit Mix 11 Note: Core transaction accounts include demand deposits, interest bearing demand, money market and savings accounts, excluding public funds deposits Quarter Highlights „Ï Total deposits were up $335 million, or 8% annualized from 1Q21 and up $3.6 billion, or 29% YOY ¡E Excluding Seaside, total deposits were up $1.8 billion, or 14% YOY „Ï Core transaction deposits were up $432 million, or 14% annualized from 1Q21 and up $3.4 billion, or 37% YOY ¡E Excluding Seaside, core transaction deposits were up $2.1 billion, or 23% YOY „Ï Cost of deposits was down 5 bps to 0.09% in 2Q21, driven by continued noninterest bearing deposit growth, CD maturities and deposit rate cuts 2 Q21 Total Deposits $16.3 billion

Capital Ratios 12 „Ï Quarterly dividend of $ 0.19 per share „Ï Repurchased a total of 150,000 shares at an average price of $33.98 for a total of $5.1 million repurchased „Ï Capital levels expect to remain at peer levels pro forma for announced transactions *2Q21 regulatory capital ratios are preliminary Holding Company 1Q20 4Q20 1Q21 1Q21 KRX Peer Median UCBI 2Q21* vs. KRX Common Equity Tier 1 Capital 12.9% 12.3% 12.3% 12.0% + 0.3% 12.6 % Tier 1 Risk Based Capital 13.1 13.1 13.1 12.5 + 0.6 13.4 Total Risk Based Capital 14.9 15.2 14.9 14.4 + 0.5 15.1 Leverage 10.4 9.3 9.4 9.0 + 0.4 9.3 Tangible Common Equity to Tangible Assets 10.2 8.8 8.6 8.3 + 0.3 8.7

$109.3 $132.1 $138.4 2Q20 1Q21 2Q21 Net Interest Revenue / Margin (1) $ in millions „Ï Net interest margin decreased 3 bps from 1Q21, mainly driven by a change in the earning asset mix; larger securities portfolio „Ï L oan accretion totaled $5.5 million and contributed 12 bps to the margin, flat from 1Q21 „Ï PPP fees of $11.0 million in 2 Q21 compared to $9.8 million in 1Q21 „Ï The 4 bps of core margin pressure resulted from surplus liquidity as strong deposit growth continued to move average cash and securities balances higher „Ï Variable rate loans currently priced at their floors increased $34 million from 1Q21 to $1.19 billion 3.42% 3.22% 3.19% 3.23% 2.85% 2.81% Net Interest Revenue ($ in millions) Net Interest Margin Core Net Interest Margin (1) Net interest margin is calculated on a fully taxable equivalent basis (2) Core net interest margin excludes PPP fees and loan accretion (1) 13 2 Q21 NIM Compression (2) 3.19% 3.22% ( 0.04% 0.00% 0.00% 0.01% 1Q NIM Surplus Liquidity Low Interest Rates / Other Loan Accretion PPP Fees 2Q NIM (%)

Noninterest Income $ in millions $7.0 $7.6 $8.3 $7.2 $10.0 $8.5 $1.3 $3.5 $3.8 $23.7 $22.6 $11.1 $1.0 $1.0 $4.1 2Q20 1Q21 2Q21 Service Charges Other Brokerage / Wealth Mgmt Mortgage Loan sale gains $35.8 Linked Quarter „Ï Fees down $8.9 million ¡E Mortgage fees down $11.5 million from 1Q21 primarily due to slower mortgage lock activity, lower gain on sale and a MSR write down ¡E Rate locks were down with $702 million compared to $993 million in 1Q21 ¡E Record mortgage closings of $680 million compared to $666 million in 1Q21 ¡E 2 Q21 mortgage production purchase/refi mix was 63%/37% ¡E 2 Q21 mortgage results included a $3.0 million MSR write down compared to a $1.3 million write up in 1Q21 ¡E Gain on sale of SBA and USDA loans was $3.3 million on $32.3 million of loan sales ¡E Gain on sale of equipment finance loans was $803 thousand on $18.9 million of loan sales Year over Year „Ï Fees down $4.4 million ¡E Mortgage rate locks down 12% compared to last year ($702 million in 2 Q21 compared to $802 million in 14 $44.7 $40.2

$84.0 $95.2 $95.5 $83.6 $93.7 $94.5 2Q20 1Q21 2Q21 55.9% 53.6% 54.5% 55.6% 52.7% 53.9% GAAP Operating ( Efficiency Ratio Expenses Operating ( GAAP Disciplined Expense Management $ in millions Linked Quarter „Ï GAAP and operating expenses increased 0.4% and 0.9%, respectively Year over Year „Ï GAAP and operating expenses increased 14% and 13%, respectively ¡E The majority of the increase is driven by the Seaside acquisition on July 1, 2020 (1) See non GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP p erformance measures 15

„Ï As of June 30 th , approximately 75% of our PPP loans, representing $1.4 billion in loans, have been forgiven by the SBA „Ï In 2Q21, we recognized $11.0 million in PPP fees „Ï We have $19 million of PPP fees remaining to recognize „Ï Average loan amount fully forgiven of $109 thousand 16 PPP Update $472 $1,393 $- $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 PPP Totals ($ in millions) Not Forgiven Forgiven

Credit Quality 17 „Ï 2 Q21 net recoveries of $456 thousand, or 0.02% of average loans, annualized ¡E The quarter benefited from unusually strong Navitas NCOs of 0.13% ¡E The quarter also benefited from $326 thousand of C&D recoveries „Ï 2020 NCOs of $18.3 million, or 0.17% of average loans „Ï The provision for credit losses was negative $13.6 million, reflecting a more favorable economic forecast and credit trends „Ï 2020 included $80.4 m illion of provisioning due to economic uncertainty caused by the pandemic Net Charge Offs as % of Average Loans Provision for Credit Losses ($ in millions) $33.5 $21.8 $2.9 - -$12.3 - -$13.6 -$23.0 -$13.0 -$3.0 $7.0 $17.0 $27.0 $37.0 2Q20 3Q20 4Q20 1Q21 2Q21 0.25% 0.09% 0.05% - 0.01% - 0.02% -0.05% 0.00% 0.05% 0.10% 0.15% 0.20% 0.25% 0.30% 2Q20 3Q20 4Q20 1Q21 2Q21

„Ï Special mention loans decreased $6.3 million from 1Q21, but remained flat as a % of total loans „Ï Substandard, but still accruing loans, increased 0.19% quarter over quarter as a % of total loans „Ï Non performing assets improved by $10.1 million during the quarter and represent 0.41% of total loans Higher Risk Loan Trends 18 Loan Deferrals Special Mention & Substandard Accruing Loans as a % of Total Loans Non Performing Assets as a % of Total Loans 0.48% 0.42% 0.55% 0.48% 0.41% 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 2Q20 3Q20 4Q20 1Q21 2Q21 $1,850 $365 $71 $48 $18 15.9% 3.1% 0.6% 0.4% 0.2% -5.0% 0.0% 5.0% 10.0% 15.0% $0 $500 $1,000 $1,500 $2,000 2Q20 3Q20 4Q20 1Q21 2Q21 Loan Deferrals ($ in millions) % of Total Loans 1.1% 1.2% 2.6% 3.2% 3.2% 1.1% 1.1% 1.5% 1.5% 1.7% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% 3.5% 2Q20 3Q20 4Q20 1Q21 2Q21 Special Mention (%) Substandard Accruing(%)

19 ACL Walkforward $135,592 $122,460 $1,096 $2,118 $456 ($2,321) ($14,481) 1Q21 ACL Loan Growth Reserve for Unfunded Commitments Net Recoveries Specific Reserve Model / Forecast Changes 2Q21 ACL ($000) ACL / Loans: 1.16% ACL / Loans excl. PPP: 1.26% 1.08% 1.12% Note: ACL includes the reserve for unfunded commitments

Enhancing Our Franchise Through Strategic M&A

Enhancing United's High-Growth Southeast Footprint

- 7/14/2021 – Announced acquisition of Reliant Bancorp, Inc.
- 5/27/2021 – Announced acquisition of Aquesta Financial Holdings, Inc.
- 5/13/2021 – Announced acquisition of FinTrust Capital Partners, LLC
- Expanding into the attractive Nashville, TN, Charlotte, NC, and Wilmington, NC markets, 3 of the top 20 fastest growing MSAs in the Southeast [(1)]

Pro Forma Balance Sheet [(2)]

(As of 3/31/2021)

	United Community Bank	FINTRUST [(3)]	AQUESTA	Reliant	Pro Forma
Total Assets	$18,557	$7	$752	$3,057	$22,374
Total Gross Loans	$11,844	$-	$576	$2,444	$14,864
Total Deposits	$15,993	$-	$636	$2,613	$19,243

Estimated EPS Accretion



$0.15
$0.08
$0.02
$0.22
$0.09
$0.02
Est. 2022E EPS Accretion
Est. 2023E EPS Accretion
FinTrust
Aquesta
Reliant

Well-Capitalized at Close

(Pro Forma as of 12/31/2021)

TCE / TCA	8.7%
Leverage Ratio	9.5%
CET-1 Ratio	12.1%
Tier 1 Ratio	12.7%
Total Capital Ratio	14.5%

Pro Forma Branch Map



TENNESSEE
Chattanooga
Huntsville
Birmingham
ALABAMA
Columbus
GEORGIA
Augusta
Winston-Salem
Charlotte
Fayetteville
Wilmington
SOUTH CAROLINA
Savannah
Tallahassee
Gainesville
Orlando
Tampa
FLORIDA
Miami
Mobile
Nassau
THE BAHAMAS
United (162)
Aquesta (9) (4)
Reliant (25) (4)

1. Includes MSAs with a population greater than 300,000
2. Does not include merger adjustments
3. FinTrust has approximately $2 billion assets under management
4. Aquesta has 3 LPOs in Raleigh, NC, Greenville, SC and Charleston, SC; Reliant has an LPO in Knoxville, TN

Note: Dollar values in millions, except per share values

Source: S&P Global Market Intelligence, public filings

20

2 Q21 INVESTOR PRESENTATION Exhibits

9.2% 3.1% 10.5% 33.2% 28.6% 15.4% Top 50 Hotels by Sector Selected Segments Hotels 22 Extended Stay Interstate, Limited Service Conference Center Urban, Limited Service „Ï Top 50 hotel loans outstanding totaled $296 million as of 2Q21, or 3% of total loans „Ï Original loan to value low at 60% on average for UCBI portfolio „Ï Construction comprises 4% of top 50 hotel outstanding balances „Ï Weighted average occupancy increased 13% from 1Q21 to 73% in top 50 hotel portfolio „Ï Nonaccrual hotel loans of $4.7 million as of 2Q21 Airport Leisure $172 $194 $77 $60 $43 $42 1Q21 2Q21 Top 50 Hotel Risk Rating $ in millions Pass Special Mention Classified

Selected Segments Senior Care 23 „Ï Senior Care lending team are dedicated specialists with significant experience in the space „Ï Senior Care funded exposure for UCBI totaled $537 million as of 2 Q21, or 5% of total loans „Ï Senior Care borrowers provide significant equity up front with an average LTV of 57% at origination „Ï As of June 30 th , $7.0 million of Senior Care loans were in nonaccrual „Ï As of June 30 th , $169 million of Senior Care loans were special mention and $57 million were substandard accruing 1 20% 25% 49% 6% 8.7% 10.6% 7.6% 3.0% 70.0% Senior Care by Project Type Skilled Nursing Facility Memory Care Independent Living Assisted Living 6.4% 67.8% 25.8% Senior Care by Project Stage Construction Lease Up Stabilized Independent / Assisted Living, Memory Care Hybrid

„Ï Navitas 2 Q21 NCOs = 0.13% „Ï Economic recovery and government intervention driving historically low loss rates „Ï Navitas ¡¦ cumulative net loss rates have approximated 2 % for the last 10 years „Ï Navitas ACL Loans equated to 1.87% as of 2Q21 „Ï Rating agencies have historically assigned Navitas originations with expected through the cycle loss rates of 3.1% to 3.8 „Ï Total Navitas deferrals are 0.6% of the total Navitas loan portfolio at 2 Q21 Credit Quality Navitas 24 0.58% 0.67% 0.84% 0.81% 0.87% 0.93% 0.75% 0.70% 0.13% 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Net Charge Offs as % of Average Loans

Expanding Mortgage Throughout the Footprint „Ï Gain on sale has declined, but remains above pre pandemic levels „Ï Mortgage production per originator, per quarter decreased $96 thousand in 2Q21 to $7.6 million, or 11% above 2Q20 „Ï Purchase / Refi mix has shifted from 43% / 57% in 2Q20 to 63% / 37% in 2Q21 „Ï Technology investments have also paid off as we have been able to market to our existing customers and also have enabled us to cut processing costs and process times 25 $390 $508 $411 $801 $802 $910 $792 $993 $702 13 15 15 17 25 25 24 25 22 0 5 10 15 20 25 30 $0 $500 $1,000 $1,500 $2,000 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Funded Locks / MLO Mortgage Locks ($) Mortgage Locks Mortgage Locks ($ millions) Funded Locks / MLO 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 Loans Sold ($ millions) $153 $220 $226 $259 $397 $402 $409 $337 $407 Gain on Sale % 3.70% 3.40% 3.70% 2.90% 4.50% 5.40% 5.10% 4.50% 3.90%

Non GAAP Reconciliation Tables $ in thousands, except per share data 26 26 2Q203Q204Q201Q212Q21Expenses Expenses - GAAP83,980$ 95,981$ 106,490$ 95,194$ 95,540$ Merger-related and other charges(397) (3,361) (2,452) (1,543) (1,078) Expenses - Operating83,583$ 92,620$ 104,038$ 93,651$ 94,462$ Diluted Earnings per share Diluted earnings per share - GAAP0.32$ 0.52$ 0.66$ 0.82$ 0.78$ Merger-related and other charges- 0.03 0.02 0.01 0.01 Diluted earnings per share - Operating0.32 0.55 0.68 0.83 0.79 Book Value per shareBook Value per share - GAAP21.22$ 21.45$ 21.90$ 22.15$ 22.81$ Effect of goodwill and other intangibles(4.27) (4.36) (4.34) (4.32) (4.32) Tangible book value per share16.95$ 17.09$ 17.56$ 17.83$ 18.49$ Return on Tangible Common EquityReturn on common equity - GAAP6.17% 10.06% 12.36% 15.37% 14.08 % Effect of merger-related and other charges0.08 0.63 0.41 0.26 0.17 Return on common equity - Operating6.25 10.69 12.77 15.63 14.25 Effect of goodwill and intangibles1.84 2.83 3.46 4.05 3.56 Return on tangible common equity - Operating8.09% 13.52% 16.23% 19.68% 17.81%

Non GAAP Reconciliation Tables $ in thousands, except per share data 27 27 2Q203Q204Q201Q212Q21Return on Assets Return on assets - GAAP0.71% 1.07% 1.30% 1.62% 1.46 % Merger-related and other charges0.01 0.07 0.04 0.03 0.02 Return on assets - Operating0.72% 1.14% 1.34% 1.65% 1.48 % Return on Assets to return on assets- pre-tax pre-provisionReturn on assets - GAAP0.71% 1.07% 1.30% 1.62% 1.46 % Income tax expense0.20 0.28 0.40 0.46 0.47 Provision for credit losses0.95 0.51 0.07 (0.28) (0.29) Return on assets - pre-tax, pre-provision1.86 1.86 1.77 1.80 1.64 Merger-related and other charges0.01 0.07 0.05 0.03 0.03 Return on assets - pre-tax, pre-provision, excluding merger-related and other charges1.87% 1.93% 1.82% 1.83% 1.67 % Efficiency RatioEfficiency Ratio - GAAP55.86% 54.14% 56.73% 53.55% 54.53 % Merger-related and other charges(0.27) (1.90) (1.31) (0.87) (0.61) Efficiency Ratio - Operating55.59% 52.24% 55.42% 52.68% 53.92 % Tangible common equity to tangible assetsEquity to assets ratio - GAAP11.81% 11.47% 11.29% 10.95% 11.04 % Effect of goodwill and other intangibles(2.05) (2.02) (1.94) (1.86) (1.82) Effect of preferred equity(0.64) (0.56) (0.54) (0.52) (0.51) Tangible common equity to tangible assets ratio9.12% 8.89% 8.81% 8.57% 8.71%

Glossary 28 28 ACL – Allowance for Credit LossesMTM – Marked-to-marketALLL – Allowance for Loan LossesMSA – Metropolitan Statistical AreaAUA – Assets Under AdministrationMSR – Mortgage Servicing Rights AssetBPS – Basis PointsNCO – Net Charge-OffsC&I – Commercial and IndustrialNIM – Net Interest MarginC&D – Construction and DevelopmentNPA – Non-Performing AssetCECL – Current Expected Credit LossesNSF – Non-sufficient FundsCET1 – Common Equity Tier 1 CapitalOO RE – Owner Occupied Commercial Real EstateCRE – Commercial Real EstatePCD – Loans Purchased with Credit DeteriorationCSP – Customer Service ProfilesPPP – Paycheck Protection ProgramDDA – Demand Deposit AccountPTPP – Pre-Tax, Pre-Provision EarningsEOP – End of PeriodRBC – Risk Based CapitalFTE – Fully-taxable equivalentROA – Return on AssetsGAAP – Accounting Principles Generally Accepted in the USASBA – United States Small Business AdministrationKRX – KBW Nasdaq Regional Banking IndexTCE – Tangible Common EquityLPO – Loan Production OfficeUSDA – United States Department of AgricultureMLO – Mortgage Loan OfficerYOY – Year over Year